SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33462

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 26, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on May 21, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

ClearBridge American Energy MLP Fund Inc. [File No. 811-22805]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. The applicant has transferred its assets to ClearBridge Energy

Midstream Opportunity Fund Inc. and, on November 16, 2018, made a final distribution to its

shareholders based on net asset value. Expenses of $1,140,539 incurred in connection with the

reorganization were paid by the applicant's investment adviser or an affiliate thereof.

Filing Date: The application was filed on March 7, 2019.

Applicant's Address: 620 Eighth Avenue, 49th Floor, New York, New York 10018.

College & University Facility Loan Trust Two [File No. 811-05506]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased

to be an investment company. Applicant currently has two beneficial owners and will continue to

operate as a private investment fund in reliance on Section 3(c)(1) of the Act.

Filing Date: The application was filed on January 22, 2019.

Applicant's Address: c/o U.S. Bank National Association, as Owner Trustee, One Federal Street,

Boston, Massachusetts 02110.

Deutsche DWS Value Series, Inc. [File No. 811-05385]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The

applicant has transferred its assets to DWS Mid Cap Value Fund and DWS CROCI Equity Dividend

Fund, each a series of Deutsche DWS Investment Trust, and on August 1, 2018, made a final

distribution to its shareholders based on net asset value. Expenses of $79,626 incurred in connection

with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 18, 2019.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Deutsche Multi-Market Income Trust [File No. 811-05689]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 19, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $997.50 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed March 15, 2019.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Deutsche Strategic Income Trust [File No. 811-08382]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 19, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $997.50 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on March 15, 2019.

Applicant's Address: 345 Park Avenue, New York, New York 10154.

Eagle Capital Appreciation Fund [File No. 811-04338]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Carillon Series Trust and, on November 17, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $111,982.04 incurred in connection with the reorganization were paid by the applicant's investment adviser and its affiliates.

Filing Dates: The application was filed on January 25, 2019, and amended on April 12, 2019.

Applicant's Address: 880 Carillon Parkway, St. Petersburg, Florida 33716.

Eagle Growth & Income Fund [File No. 811-04767]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Carillon Series Trust and, on November 17, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $95,655.82 incurred in connection with the reorganization were paid by the applicant's investment adviser and its affiliates.

Filing Dates: The application was filed on January 25, 2019, and amended on April 12, 2019.

Applicant's Address: 880 Carillon Parkway, St. Petersburg, Florida 33716.

Fidelity Systematic Investment Plans [File No. 811-01905]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On November 16, 2018, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $47,735.85 incurred in connection with the liquidation were paid by Fidelity Investments Institutional Operations Company, Inc.

Filing Dates: The application was filed on November 30, 2018, and amended on April 18, 2019.

Applicant's Address: Fidelity Distributors Corporation, 900 Salem Street, Smithfield, Rhode Island 02917.

Multisector Income Portfolio [File No. 811-22786]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 22, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on February 21, 2019, and amended on April 2, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

SMID-Cap Portfolio [File No. 811-10609]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 18, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on February 21, 2019, and amended on April 12, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Tax-Managed Global Small-Cap Portfolio [File No. 811-10599]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 19, 2018, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on March 5, 2019, and amended on April 5, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary